SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





   RYANAIR INVESTS $280M IN ITS BIGGEST EVER EXPANSION FROM BARCELONA

                4 NEW AIRCRAFT AND 17 NEW ROUTES FROM MARCH 2007

Ryanair, Europe's largest low fares airline today (Thursday, 28th September
2006) announced its biggest ever expansion from Barcelona Girona. From March 2007, Ryanair will invest $280M in 4 new Boeing 737-800 aircraft and 17 new routes that will deliver 1M additional passengers p.a. This expansion brings to 40 the number of Ryanair routes from Barcelona.

Destination                 Frequency             Start date
Altenburg                   3 x wk                1 Mar
Brescia                     3 x wk                9 Mar
Fuerteventura               3 x wk                8 Mar
Gothenburg                  3 x wk                27 Mar
Marrakech                   3 x wk                27 Mar
Pescara                     3 x wk                27 Mar
Teesside                    3 x wk                12 Feb
Trapani                     3 x wk                27 Mar
Aarhus                      4 x wk                25 Mar
Bologna                     4 x wk                9 Mar
Bristol                     4 x wk                25 Mar
Faro                        4 x wk                2 Mar
Malmo                       4 x wk                25 Mar
Newcastle                   4 x wk                25 Mar
Oslo                        4 x wk                25 Mar
Tenerife                    4 x wk                9 Mar
Porto                       1 x daily             2 Mar


Announcing this expansion in Barcelona, Michael Cawley, Ryanair's Deputy CEO said:

        "Ryanair's Barcelona base has performed very strongly this summer and has firmly established itself as an important driver of both tourism and business in the region. Today's 17 new route announcements will allow Catalan passengers to enjoy the lowest fares and best punctuality to even more destinations. Ryanair now connects Barcelona to 40 destinations, delivering 4M passengers p.a. and sustaining 4,000 Catalan jobs.

        "As part of this expansion, Ryanair will also add a 3rd daily flight on its routes to Paris, Milan and Rome which will increase to 1M passengers per annum the number of passengers travelling from Barcelona with Ryanair to these cities alone.

        "Ryanair's 17 new routes will significantly expand the Catalan region's catchment area and our low fares and no fuel surcharge guarantee will deliver millions of additional visitors who were previously put off coming to the region by the prohibitively high fares charged by Iberia.

        "These new routes are available for booking today from just EUR10 on www.ryanair.com and we advise passengers to book early as demand will be very strong".

Mr. Manel Nadal, Secretary General for Transport of the Catalan region said:

        "Ryanair's decision to add 4 aircraft and 17 routes to its base in Girona is great news and will act as a powerful catalyst to drive tourism and business in the whole area of influence covered by Girona airport".


Ends.                                    Thursday, 28th September 2006

For further information:

Peter Sherrard - Ryanair                 Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980 300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 September, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director